UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-16153

Tapestry, Inc. 401(k) Savings Plan (formerly Coach, Inc. Savings and Profit Sharing Plan) and
Coach, Inc. Retirement Savings Plan of Puerto Rico
(Exact name of registrant as specified in its charter)

10 Hudson Yards, New York, NY 10001
(212) 594-1850
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in
Tapestry, Inc. 401(k) Savings Plan (formerly Coach, Inc. Savings and Profit Sharing Plan) and
Coach, Inc. Retirement Savings Plan of Puerto Rico
(Title of each class of securities covered by this Form)

Tapestry, Inc. Common Stock, par value $0.01 per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.*

*  As of September 5, 2017, the Registrant terminated the Registrant’s stock fund under the Tapestry, Inc. 401(k) Savings Plan (formerly Coach, Inc. Savings and Profit Sharing Plan) (the “Savings Plan”) and all shares of the Registrant’s common stock, par value $0.01 per share, held in such fund under the Savings Plan were liquidated.  In addition, as of September 5, 2017, no securities were issued by the Registrant pursuant to the Coach, Inc. Retirement Savings Plan of Puerto Rico (collectively with the Savings Plan, the “Plans”).  Accordingly, the Registrant is no longer issuing securities under the Plans and no further investments in the Registrant’s securities may be made under the Plans.  On February 9, 2018, the Registrant filed a post-effective amendment on Form S-8 with the Securities and Exchange Commission to deregister all of the previously registered shares of the Registrant’s common stock that remained unissued and unsold under the Plans.  Therefore, interests in the Plans no longer require registration under the Securities Exchange Act of 1934, as amended.  This Form 15 has been filed to suspend the duty of the Plans to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date: July 2, 2018	Tapestry, Inc. 401(k) Savings Plan and Coach, Inc. Retirement Savings Plan of Puerto Rico

By:            /s/ Laura F. Booth ________________________
Laura F. Booth, on behalf of the Retirement Plan Committee